UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

CNA SURETY CORPORATION
(Name of Subject Company)
CNA SURETY CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
12612L1008
(CUSIP Number of Class of Securities)
Rosemary Quinn
CNA Surety Corporation
333 S. Wabash Avenue, 41st Floor
Chicago, Illinois 60604
(312) 822-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark D. Gerstein
Timothy P. FitzSimons	Gary I. Horowitz
Latham & Watkins LLP	Simpson Thacher & Bartlett LLP
233 South Wacker Drive, Suite 5800	425 Lexington Avenue
Chicago, Illinois 60606	New York, NY 10017-3954
(312) 876-7700	(212) 455-7113

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 3 (this “Amendment No. 3”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9 originally filed by CNA Surety Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, relating to the tender offer commenced by Surety Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of CNA Financial Corporation (“CNA Financial”), pursuant to which Purchaser has offered to purchase all the outstanding Common Stock, par value $0.01 per share (the “Shares”) of the Company not owned by CNA Financial and its subsidiaries (other than the Company and its subsidiaries) at a cash purchase price of $26.55 per share without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2011 and the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and in a Schedule 13E-3 Transaction Statement, both of which were filed with the SEC on May 11, 2011.
          Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3.
Item 4 The Solicitation or Recommendation.
Item 4 of the Schedule 14D-9 is amended and supplemented as follows:
1. The heading “Recommendation of the Special Committee and the Board of Directors” on pages i and 7 shall be replaced by the heading “Recommendation of the Company”.
2. The phrase “Company’s stockholders (other than the Affiliated Stockholders)” shall be replaced by the phrase “Company’s unaffiliated stockholders” in each of the following locations:
•	subparts (i) and (ii) of the first paragraph on page 8;

•	the second paragraph on page 8;

•	the sixth sentence of the last paragraph on page 16; and

•	subparts (i) and (ii) of the first full paragraph on page 17.
3. The phrase “holders of Shares (other than the Affiliated Stockholders)” shall be replaced by the phrase “Company’s unaffiliated stockholders” in each of the following locations:
•	the sixth sentence of the last paragraph on page 16;

•	the second sentence of the third full paragraph on page 17;

•	the second sentence of the fourth full paragraph on page 19; and

•	the last paragraph on page 20.
4. Subparts (i) and (iii) to the last paragraph on page 7 are amended and restated in their entirety as follows:
          “(i) determined, on behalf of the Company, that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company’s unaffiliated stockholders;”
          “(iii) recommended, on behalf of the Company, that the Company’s unaffiliated stockholders tender their Shares to Purchaser pursuant to the terms of the Offer and, if required by the DGCL, that they vote to adopt the Merger Agreement and the transactions contemplated by the Merger Agreement.”
5. The fourth sentence of the second paragraph on page 10 is amended and supplement by adding the following after the word “qualifications”:
          “, their strategies for engaging with stockholders”
6. The sixth paragraph on page 10 is amended and supplemented by adding the following after the first sentence:
          “Among the reasons the Special Committee determined to engage an independent actuary was that the Company’s new appointed actuary for 2010 was a former employee of CNA Financial.”

7. The second sentence of the last paragraph on page 10 is deleted and replaced with the following:
          “The Special Committee’s advisors discussed with management the Company’s business lines, its business plan and strategic initiatives, the market environment, and other matters related to the financial analysis being prepared by Goldman Sachs. Management explained that the Company’s small commercial business line is recognized as a market leader and noted areas where it could improve this business line, including an updated e-commerce suite. Management also explained that the Company’s contract surety bond business enjoys a strong reputation as a dedicated, monoline surety writer and noted the potential for a higher frequency of claims if the construction industry encountered continued difficulties.”
8. The third full paragraph on page 11 is amended and supplemented by adding the following after the first sentence of the paragraph:
          “Hypothetical financial and strategic alternatives were reviewed, including a special dividend, a share repurchase, an acquisition or acquisitions, a sale of the entire Company and a sale of a minority stake.”
9. The seventh sentence of the last paragraph on page 12 is amended and supplemented by adding the following to the end of the sentence:
          “and recognizing that the Special Committee could not itself declare or pay a special dividend.”
10. The last paragraph on page 13 is amended and supplemented by adding the following to the end of the paragraph:
          “The Special Committee also discussed the fact that the Special Committee did not have the authority to declare or pay a special dividend and as such the Company’s ability to release capital best served as a negotiation point in connection with the Special Committee’s efforts to secure an increased proposal from CNA Financial.”
11. The parenthetical in the fifth full paragraph on page 14 is amended and restated in its entirety as follows:
          “(other than CNA Financial and its affiliates other than the Company and its subsidiaries (the “Affiliated Stockholders”)).”
12. The fifth full paragraph on page 14 is amended and supplemented by adding the following to the end of the paragraph:
          “Specifically, Mr. Mense believed that the Company would likely face suppressed growth rates for the business in the near term and that the Company’s loss ratio for future accident years would likely exceed the loss ratio assumptions reflected in the financial forecast.”
13. The sixth paragraph on page 15 is amended and supplemented by adding the following after “Messrs. Britt and Tinstman advised Mr. Mense”:
          “that the Special Committee was confident in its loss ratio assumptions for, among other reasons, management’s efforts in recent years to reduce the Company’s exposure to higher risk bonds. Messrs. Britt and Tinstman further advised Mr. Mense”
14. The sixth paragraph on page 20 is amended and restated in its entirety as follows:
          “Reserve Analysis. In light of the fact that book value increases as reserves are released and earnings are recognized, the Special Committee considered the actuarial report prepared by its independent actuary which indicated that the Company’s reserves remained approximately $50 million redundant after accounting for the Company’s $54.5 million excess reserve release for the quarter ended December 31, 2010.”
15. The last paragraph on page 20 is amended and supplemented by adding the following at the beginning of the paragraph:
          “Pursuant to the resolutions enabling the Special Committee, the Company Board delegated all of its power and authority to evaluate CNA Financial’s proposal or any other transaction involving the Company arising out of the proposal or any merger or third-party proposal arising subsequent to CNA Financial’s proposal and to take any and all action the Special Committee deems necessary or appropriate in furtherance of the Special Committee’s purpose, which includes the authority to make required filings with the SEC including this Schedule 14D-9 and the

Schedule 13E-3 pursuant to Rules 14d-9 and 13e-3, respectively, promulgated under the Securities Exchange Act of 1934, as amended.
          Pursuant to Section 251 of the DGCL, the Company Board was, however, required to retain authority to approve an agreement or plan of merger and declare its advisability. Accordingly and solely as required by the DGCL, the Company Board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, were advisable and fair to and in the best interests of the Company and its unaffiliated stockholders and recommended that the Company’s unaffiliated stockholders, to the extent required by the DGCL, vote to adopt the Merger Agreement.”
16. The first full paragraph on page 30 is amended and supplemented by adding the following after the third sentence:
          “The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Financial Forecasts and market expectations regarding long-term growth of gross domestic product and inflation. Goldman Sachs also cross-checked such estimates of perpetuity growth rates against the future P/B ex. AOCI multiples implied by such growth rates and a range of estimates of the Company’s cost of equity. The range of discount rates was derived based on the capital asset pricing model, which takes into account certain financial metrics, including the beta, for the Company, as well as certain financial metrics for the United States capital markets generally.”
17. The last paragraph on page 30 is amended and supplemented by adding the following after the fourth sentence:
          “The P/B ex. AOCI multiples used in this analysis were derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current P/B ex. AOCI multiples for the Selected Companies.”
Item 5 Persons/Assets Retained, Employed, Compensated or Used.
Item 5 of the Schedule 14D-9 is amended and supplemented as follows:
18. The third paragraph on page 35 is amended and supplemented by adding the following after the third sentence:
          “After a review of fees paid to financial advisors in comparable “take-private” transactions and in light of the Special Committee’s appreciation for the quality of work performed by Goldman Sachs during the course of its engagement, the significant time and effort spent advising the Special Committee and, based in part on such advice, the Special Committee’s ability to secure an offer price that the Special Committee believes is in the best interests of the Company’s unaffiliated stockholders, the Special Committee determined to award Goldman Sachs a discretionary additional amount of $1.0 million.”
Item 8 Additional Information.
Item 8 of the Schedule 14D-9 is amended and supplemented as follows:
19. The second paragraph under the heading “Litigation” is amended and restated in its entirety as follows:
          “On May 27, 2011, the parties to the CapGrowth Action entered into an agreement in principle to settle such putative class action lawsuit. The agreement in principle is set forth in a Memorandum of Understanding (“MOU”) executed by counsel for defendants and class plaintiff in the CapGrowth Action. The parties have agreed to enter into a stipulation of settlement as soon as practicable. The basic terms of the settlement, which is subject to court approval, include that (1) the defendants have denied, and continue to deny, that any of them has committed or has threatened to commit, or aided and abetted any other person in the commission or threatened commission of, any wrongdoing, violation of law or breach of duty; (2) the Company will make the additional disclosures set forth in Amendment No. 3 to the Schedule 14D-9; (3) the CapGrowth Action will be conditionally certified, for settlement purposes only, as a class action and (4) the class plaintiff will dismiss its claims and provide releases to the defendants as specified in the MOU. The settlement is conditioned upon, among other things, definitive documentation and court approval, the dismissal of the CapGrowth Action, and the successful consummation of the Offer and the Merger.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CNA SURETY CORPORATION
By:	/s/ Rosemary Quinn
	Name:	Rosemary Quinn
	Title:	Senior Vice President, General Counsel and Secretary

Dated: May 27, 2011